Filed by Ashland Inc. pursuant to Rules 165 and 425 promulgated under the Securities Act of 1933, as amended, and deemed
                           filed pursuant to Rule 14a-12 promulgated under the
                                  Securities Exchange Act of 1934, as amended.

                                                 Subject Company: Ashland Inc.
                                                Commission File No.: 001-02918



On March 19th, we announced an agreement with Marathon, which would result in the transfer of our 38 percent ownership in MAP, and two other businesses, in exchange for cash and Marathon stock totaling slightly more than $3 billion. Importantly, we have structured this transaction to be tax-free to shareholders and to Ashland.

We view this transaction as one in a series of steps we are taking to position Ashland as a value-creating enterprise.

Our guiding principals now and going forward are:

     o    to foster a winning culture,

     o    to maintain a patient and disciplined approach to growth,

     o    to take a process-centered approach to our businesses,

     o    and to sustain a top-quartile cost structure.

Under the terms of the agreement, our shareholders would receive
Marathon common stock with a value of $315 million, or approximately $4.50 per Ashland share based on the number of shares currently outstanding.

Ashland would receive cash and MAP accounts receivable totaling $2.7 billion. MAP will not make quarterly cash distributions to Ashland and Marathon between now and the closing of the transaction.
As a result, the final amount received by Ashland would be increased by an amount equal to 38 percent of the cash accumulated from operations during the period prior to closing.

If concluded successfully, this transaction will eliminate the uncertainty around the future of our ownership interest in MAP.
As most of you are aware, beginning January 1, 2005, Marathon has the right to call our interest at a 15-percent premium to fair market value.
While we are comfortable with our rights under the joint-venture contract, we felt it was in our shareholders' interests to structure a highly tax-efficient transaction.
Given that our current tax basis in MAP is about $1.2 billion, a cash call would create a very large tax liability.
This transaction, because it is structured to be tax free, offers the best value for Ashland and our shareholders.

Also, this transaction would not end our very productive relationships with MAP and Marathon.
In fact, it expands our commercial relationships in a number of ways.

MAP is currently a supplier to
our Valvoline, APAC and chemical distribution businesses, selling us lube stocks, asphalt and solvents.
MAP is also a customer for
packaged products from Valvoline and
water treatment chemicals provided by our Specialty Chemical division. MAP would become the sole supplier of maleic for our domestic unsaturated polyester resin business and, would become our largest V-I-O-C franchisee.

Now, let's talk about how this transaction also represents a continuation of our vision for the company.

While this is certainly a major transaction for Ashland, our fundamental strategy remains unchanged.
I view this as another step toward
accomplishing the goals I established in October 2002 toward improving profitability.
The transfer of our interest in MAP fits our strategy of transforming the fundamental performance and financial dynamics of Ashland.
Through the results of our new business processes, we are seeking to change Ashland's businesses to be more consistent and predictable.
Shortly after becoming CEO in October of 2002, I announced my eight-point profitability improvement plan.
We have accomplished or made significant progress on every goal, and this transaction represents a significant part of that plan.

First, we vowed to reduce G&A expenses by $25 million.
We met that challenge, and late in 2003, we implemented our Top-Quartile Cost Structure program, which helped us to get certain selling, general and administrative costs down even more ... by a rate of $100 million in 2004.

The second goal I laid out was to
improve returns from Ashland Distribution or seek strategic alternatives. Our distribution division responded to the challenge by re-structuring nearly everything about its operations, improving sales revenues by 11 percent in 2003, and they continue to grow.

We also promised to increase returns
from Ashland Paving And Construction.

After a terrible year in 2003 -- due in part to higher-than-normal rainfall -- APAC improved its results significantly during the first quarter of this fiscal year.

In addition, our restructuring and cost-reduction efforts will have a continued, positive effect on the division's performance.

To improve organizational effectiveness, we have implemented a process-centered approach to how we operate.
Last month we announced our new, unified business platform, which positions our four wholly owned divisions into two primary cores - Chemicals and Transportation Construction.
This organization reflects the logical inter-relationship of Ashland's businesses.

Our Chemicals sector now includes
Ashland Distribution, Specialty Chemical, and Valvoline and is led by Gary Cappeline, president and chief operating officer, chemicals. Under his leadership, these divisions will leverage the similarities between their capabilities, functions, processes and best practices.

In addition, we have hired Garry Higdem as president and COO, transportation construction.
Under his leadership, APAC will continue to perform traditional jobs as well as expanding the division's major projects capabilities, which include jobs valued at $100 million and more.



We also have a continuing process
to review our portfolio and optimize our business mix.
This resulted in the sale of our Electronic Chemicals business in 2003, which is a great business but we felt would generate more value to our shareholders if it was monetized.
During the past 18 months, we also have sold several small business units for about $20 million.


We promised to reduce debt.
Since 2002, we have reduced total debt by $233 million and increased cash by $111 million.


When the profitability improvement plan was announced, I shared our strategy to expand in existing or adjacent markets, and the changes that we've made in the past year have positioned us well for the future.


As I told you at the February Employee Rally, the first 18 months of my leadership were about change.
Now, we are focused on execution,
and I believe our four wholly-owned divisions are positioned well for organic growth.


Looking ahead, our primary goal is top-quartile performance.
We are going to be proactive about seizing opportunities as the markets change in all of our businesses, from choosing

     o    how Distribution moves goods from suppliers to customers,

     o to what products are developed and marketed by Specialty Chemical and Valvoline,

     o    to the types of projects pursued by APAC.

The final promise we made in the October 2002 plan was to capture value from MAP.
Since that time, we have dedicated substantial resources to this matter, and we believe this transaction provides the highest value for Ashland and our shareholders.

While very profitable, MAP could also be cyclical, and depending on the regulatory environment, require a lot of capital investment.
We think MAP will continue to be a top-quartile performer, but we also believe we have captured its future value in the purchase price of this transaction.


So the big question on everyone's mind now is:

where do we go from here, and what do we do with $2.7 billion?



First, we are going to re-pay debt.
Even if we retire all of our debt,
we would still be left with a very material net cash position.
However, we will not relax our investment standards just because we find ourselves with a large amount of cash and little or no debt.

With the remaining cash, it is our intention to be very disciplined and patient in our investment approach going forward.
You may have noticed that this company has made essentially no acquisitions since I became CEO.
This is partially due to the fact that I have insisted we improve our internal processes before investing more of our shareholders' funds.


To the extent we consider acquisitions,
we will again focus on our core businesses and investing in adjacencies to them. Any acquisition will need to pass a rigorous screening of whether the provable synergies justify the price and whether we can easily integrate systems and processes.
Using those standards, our focus will most likely be on modest-sized acquisitions.
However, I don't want to totally rule-out larger transactions if something compelling were to be identified.


I would like to underscore that in order to preserve the tax treatment of the transaction, it is not our intent to use the proceeds to repurchase stock or pay a special dividend.


However, we do expect to maintain our current quarterly dividend.

Finally, I believe we created significant value in the formation of MAP and have captured that value through the structure of this transaction. I want to emphasize that the disciplined approach that has underscored the ongoing turnaround of this company will not change because we would have greater financial flexibility.


I realize that everyone has a lot of questions right now, some of which we may not be able to answer right away or even before the transaction closes later this year.


But, I want you all to know that I believe we have what it takes to win. We have spent the past year-and-a-half studying the competition, learning our real strengths and planning how to succeed.

We have re-written our playbook.
Now we are ready to take action and execute.


When Ashland wins, our whole team wins.
Flexibility and speed will be key to our success.
This is our time, and I believe we're ready.
So, let's execute, and
let's do it as one unbeatable Ashland team.


FORWARD-LOOKING STATEMENTS

     This news release contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include those that refer to Ashland's operating performance and expectations about this transaction, including those statements that refer to the expected benefits of the transaction to Ashland's shareholders. Although Ashland believes its expectations are based on reasonable assumptions, it cannot assure the expectations reflected herein will be achieved. These forward-looking statements are based upon internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, weather, operating efficiencies and economic conditions, such as prices, supply and demand, cost of raw materials, and legal proceedings and claims (including environmental and asbestos matters) and are subject to a number of risks, uncertainties, and assumptions that could cause actual results to differ materially from those we describe in the forward-looking statements. The risks, uncertainties, and assumptions include the possibility that Ashland will be unable to fully realize the benefits anticipated from the transaction; the possibility of failing to receive a favorable ruling from the Internal Revenue Service; the possibility that Ashland fails to obtain the approval of its shareholders; the possibility that the transaction may not close or that Ashland may be required to modify some aspect of the transaction to obtain regulatory approvals; and other risks that are described from time to time in the Securities and Exchange Commission reports of Ashland. Other factors and risks affecting Ashland are contained in Ashland's Form 10-K, as amended, for the fiscal year ended Sept. 30, 2003, filed with the Securities and Exchange Commission (SEC) and available in Ashland's Investor Relations website at www.Ashland.com/investors or the SEC's website at www.sec.gov. Ashland undertakes no obligation to subsequently update or revise the forward-looking statements made in this news release to reflect events or circumstances after the date of this release.

ADDITIONAL INFORMATION ABOUT THIS TRANSACTION

     Investors and security holders are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. The proxy statement/prospectus will be filed with the SEC by Ashland, and security holders may obtain a free copy of the proxy statement/prospectus when it becomes available, and other documents filed with the SEC by Ashland, at the SEC's website at www.sec.gov. The proxy statement/prospectus, and other documents filed with the SEC by Ashland, may also be obtained for free in the SEC filings section on Ashland's Investor Relations website at www.Ashland.com/investors, or by directing a request to Ashland at 50 E. RiverCenter Blvd., Covington, KY 41012. The respective directors and executive officers of Ashland and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Ashland's directors and executive officers is available in its proxy statement filed with the SEC by Ashland on December 8, 2003. Investors may obtain information regarding the interests of participants in the solicitation of proxies in connection with the transaction referenced in the foregoing information by reading the proxy statement/prospectus when it becomes available.